Apex Completes 2025 Re-Logging and Re-Sampling Program of
Preserved Historical Drill Core at The Rift Rare Earth Project, Elk
Creek, Nebraska

Modern analytical data to support upcoming interpretation, drill targeting and updated geological modelling

Vancouver, B.C - December 8, 2025 - Apex Critical Metals Corp. (CSE: APXC, FSE: KL9, OTCQB: APXCF) ("Apex" or the "Company"), a Canadian mineral exploration company focused on the identification and development of critical and strategic metals, is pleased to announce that it has completed its 2025 re-logging and re-sampling program of preserved historical drill core from the Rift Rare Earth Project, located near Elk Creek, Nebraska, USA.

The program was designed to establish a modern analytical baseline for the Rift carbonatite system by applying today's advanced geochemical and geological methods to drill core originally drilled by Molycorp Inc. during the 1970s and 1980s. A substantial portion of this core was preserved through the Conservation and Survey Division, School of Natural Resources at the University of Nebraska-Lincoln, enabling a rare opportunity for modern re-evaluation (see Image 1 below).

Image 1: Apex's geological team evaluating historical drill core (left) and preserved core from EC-93 pictured (right).

The 2025 program included:

• Re-logging of prioritized Molycorp drillholes within Apex's Rift land position

• Modern geological descriptions to verify lithologies, alteration, and mineralized intervals

• Photography of drill core for future referencing

• Selection and collection of samples for multi-element analysis

• Submission of samples to Actlabs for Fusion ICP-MS, ICP-OES, and XRF analysis

• Initial data review and modelling now underway, with assay results expected to be compiled and interpreted during Q1-2026

Apex CEO, Sean Charland, stated: "Completing this program is an important milestone for Apex. Having access to the preserved Molycorp drill core is a unique advantage, and our 2025 re-logging and re-sampling initiative provides the first modern analytical foundation for understanding the scale and grade potential at Rift. This work allows us to accelerate our geological modelling, refine drill targeting, and build toward a more comprehensive evaluation of this significant rare earth and niobium system."

The Rift Project covers a series of carbonatite and related intrusive rocks forming part of the broader Elk Creek Carbonatite Complex, one of North America's most prospective districts for rare earth elements ("REE") and niobium. Historical drilling by Molycorp identified multiple zones of REE- and niobium-bearing carbonatite within Apex's holdings; however, these historical results pre-date NI 43-101, are non-compliant, and are not being treated as current resources. Modern re-logging and assay data will allow Apex to improve geological and structural interpretations, validate and refine historical intervals, support 2026 drill targeting, and progress toward potential future resource modelling after the Company has completed its planned phased drilling during 2026.

With the 2025 program now complete, the Company is compiling and interpreting newly generated analytical data, updating the geological model for the Rift carbonatite system, defining additional priority drill targets for the next phase of exploration, and continuing permitting and operational planning for drilling anticipated to commence in early 2026. A further update will be provided upon completion of data interpretation and integration into the Rift geological framework.

Marketing Update

The Company is also pleased to announce it has extended its investor relations agreement with Rumble Strip Media Inc. ("Rumble") to enhance its investor awareness. Pursuant to the agreement, Rumble will provide certain social media, marketing and consulting services to Apex. In consideration, Apex will pay CAD$1,000,000 to Rumble, with CAD$250,000 to be paid upfront. The extension commences December 5, 2025, for a three-month term ending March 5, 2025. The services to be provided by Rumble constitutes investor relations activities within the meaning of applicable securities laws and the policies of the Canadian Securities Exchange. Rumble and its principals are arm's length to the Company and, to the knowledge of the Company, Rumble does not own, control, or direct any securities of the Company.

Stock Options

The Company wishes to announce that it has granted (the "Grant") an aggregate of 75,000 incentive stock options (each, an "Option") to purchase up to 75,000 common shares of the Company (each, a "Share") to a consultant under its Equity Incentive Plan. The Options are exercisable for a period of four (4) years from the date of Grant, expiring on December 5, 2027, at a price of $2.50 per Share. Additionally, the Company announces that is has granted an aggregate of 25,000 restricted share units (each, a "RSU"). The Options and RSU's will vest six (6) months from the date of grant. All Options and the Shares underlying such Options are subject to a hold period of four months and one day from the date of issuance.

Qualified Person

The technical content of this news release has been reviewed and approved by Nathan Schmidt, P. Geo., Geologist for Dahrouge Geological Consulting Ltd. and a Qualified Person under NI 43-101 on standards of disclosure for mineral projects.

The results discussed in this document are considered historical. An Apex Critical Metals Corp. qualified person has not performed sufficient work or data verification to validate these historical results in accordance with NI 43-101, and therefore results should not be relied upon until such time that the Company has carried out its own sampling, drilling and modern analysis.

About Apex Critical Metals Corp. (CSE: APXC) (OTCQX: APXCF) (FWB: KL9)

Apex Critical Metals Corp. is a Canadian exploration company focused on advancing rare earth element (REE) and niobium projects that support the growing demand for critical and strategic metals across the United States and Canada. The Company's flagship Rift Project, located within the highly prospective Elk Creek Carbonatite Complex in Nebraska, U.S.A., hosts extensive rare earth rights surrounding one of North America's most advanced niobium-REE deposits. Historical drilling across the complex has reported broad intervals of high-grade REE mineralization, including intercepts such as 155.5 m of 2.70% REO and 68.2 m of 3.32% REO.

In Canada, Apex continues to advance its 100%-owned Cap Project, located 85 kilometres northeast of Prince George, British Columbia. The 2025 drill program confirmed a significant niobium discovery with 0.59% Nb₂O₅ over 36 metres, including 1.08% Nb₂O₅ over 10 metres, within a 1.8-kilometre-long niobium trend. The Cap Project continues to demonstrate strong potential for niobium mineralization within a large and previously unrecognized carbonatite system.

With a growing portfolio of critical mineral projects in both Canada and the United States, Apex Critical Metals is strategically positioned to help strengthen domestic supply chains for the minerals essential to advanced technologies, clean energy, and national security. Apex is publicly listed in Canada on the Canadian Securities Exchange (CSE) under the symbol APXC and quoted on the OTCQX market in the United States under the symbol APXCF, and in Germany on the Borse Frankfurt under the symbol KL9 and/or WKN: A40CCQ. Find out more at www.apexcriticalmetals.com and to sign up for free news alerts please go to https://apexcriticalmetals.com/news/news-alerts/, or follow us on X (formerly Twitter), Facebook or LinkedIn.

On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

Sean Charland

Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain "forward-looking statements" under applicable Canadian securities legislation. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include (without limitation) statements with respect to anticipated assay results from remaining 2025 drillholes, statements regarding the Company's US-based prospective assets (more particularly described above), including the potential for additional acquisitions and the potential for exploration, and statements regarding the potential for future exploration and drilling to confirm the source of magnetic anomalies. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. Risks that could change or prevent these events, activities or developments from coming to fruition include: the Company's properties are at an early stage of development and no current mineral resources or reserves have been identified by the Company thereof, that we may not be able to fully finance any additional exploration on the Company's properties; that even if we are able to raise capital, costs for exploration activities may increase such that we may not have sufficient funds to pay for such exploration or processing activities; the timing and content of any future work programs; geological interpretations based on drilling that may change with more detailed information; potential process methods and mineral recoveries assumptions based on limited test work and by comparison to what are considered analogous deposits that, with further test work, may not be comparable; testing of our process may not prove successful or samples derived from our properties may not yield positive results, and even if such tests are successful or initial sample results are positive, the economic and other outcomes may not be as expected; the anticipated market demand for REE and other minerals may not be as expected; the availability of labour and equipment to undertake future exploration work and testing activities; geopolitical risks which may result in market and economic instability. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements herein are made as of the date hereof, and the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.